21001313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51291



SEC Mail Processing

FEB 23 2021

Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26200 American Dr. Fifth Floor
_____
(No. and Street)

Southfield   MI   48034
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renee Yaroch   248-304-2855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
_____
(Name – if individual, state last, first, middle name)

2601 Cambridge Ct. Suite 500   Auburn Hills   MI   48326
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renee Yaroch _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group Inc.) _____ , as
of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

MICHELLE BENMAN
Notary Public, Wayne Co., MI
My Commission Expires Jan. 30, 2026
Acting In O A K L A N D ___ Co.

_____
Signature

_____
CFO
Title

_____
Notary Public

SEC Mail Processing

FEB 2 3 2021

Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. as of December 31, 2020; the related statements of income, changes in stockholder's equity, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hantz Financial Services Inc.'s management. Our responsibility is to express an opinion on Hantz Financial Services Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hantz Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services Inc.'s financial statements. The supplemental information is the responsibility of Hantz Financial Services Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Hantz Financial Services Inc.'s auditor since 2014.
Auburn Hills, Michigan
February 19, 2021



HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets	
Cash and cash equivalents	$ 18,930,088
Cash segregated for benefit of customers	-
Accounts receivable for marketing support	1,957,139
Commissions receivable	4,055,865
Notes receivable, employees	392,339
Right of use asset	470,116
Deferred income tax asset	65,304
Deposits with clearing organizations	95,046
Total assets	**$ 25,965,897**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ -
Accrued compensation	3,028,920
Accounts payable and accrued expenses	241,754
Taxes payable	265,470
Due to affiliate	104
Lease liability	476,471
Total liabilities	**$ 4,012,719**

Stockholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	$ 533,121
Retained earnings	21,420,057
Total stockholder's equity	**$ 21,953,178**
Total liabilities and stockholder's equity	**$ 25,965,897**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenue	
Commissions	$ 46,368,926
Investment and advisory fees	25,265,500
Marketing support	4,228,653
Mortgage revenue	2,816,159
Plan processing fees	1,630,240
Financial planning fees	1,481,438
Other	54,347
Total revenue	81,845,263
Expenses	
Compensation, commissions and benefits	42,406,745
Management fees	3,468,448
Communications and data processing	3,570,684
Occupancy	1,884,923
Office expenses	708,372
Professional fees	1,116,820
Licensing	417,092
Other	1,143,231
Total expenses	54,716,315
Operating income	27,128,948
Interest income	30,976
Income before tax expense allocation from Parent	27,159,924
Income tax expense allocated from parent	6,826,704
Net income	$ 20,333,220

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balances, January 1, 2020	1,000	$ 533,121	$ 14,086,837	$ 14,619,958
Dividends paid to Parent	-	-	(13,000,000)	$ (13,000,000)
Net income	-	-	20,333,220	20,333,220
Balances, December 31, 2020	1,000	$ 533,121	$ 21,420,057	$ 21,953,178

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

■ STATEMENT OF CASH FLOWS
  YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net income	$ 20,333,220
Adjustment to reconcile net income to net cash	
provided by operating activities	
Deferred taxes	(14,892)
Net changes in operating assets and liabilities	
which (used) provided cash	
Cash segregated for benefit of customers	41,552
Accounts receivable for marketing support	(210,733)
Commissions receivable	(1,179,063)
Amounts due to clearing organizations	(41,552)
Accrued compensation	(216,738)
Net change in operating lease assets and liabilities	3,177
Taxes payable to parent	(179,283)
Accounts payable and accrued expenses	4,953
Change in due to/from affiliate	(1,426)
Net cash provided by operating activities	18,539,215
Cash provided by investing activities	
Issuance of note receivable, employee	-
Collections of note receivable, employee	102,015
Net cash provided by investing activities	102,015
Cash used in financing activities	
Dividends paid to Parent	(13,000,000)
Net increase in cash and cash equivalents	5,641,230
Cash and cash equivalents, January 1, 2020	13,288,858
Cash and cash equivalents, December 31, 2020	$ 18,930,088
Supplemental cash flows information	
Cash paid to Parent during the year	
for income tax allocation	$ 7,020,879

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").   The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning and investment portfolio management services.   The Company's customers are primarily individuals and small businesses located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of *Hantz Group, Inc.* (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year.   Actual results could differ from those estimates.   Significant estimates include but are not limited to commission receivables and accrued compensation.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

Cash Segregated for Benefit of Customers
The Company has a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.   As of December 31, 2020, the balance in the account is $0.00. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under k(2)(i) and k(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables
Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2020.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Company revenues are a result of commissions and fees on financial transactions. The Company views these financial transactions as a single performance obligation to the product sponsors. Commissions are recorded on a trade-date basis.

Financial planning fees are recognized monthly in accordance with the terms of the client agreements. If an annual payment is received in advance, the company has a contract asset and liability. This is recorded as an unearned revenue liability and a receivable for employee compensation. The company has no other contract assets or liabilities.

Investment and advisory fees are billed to the client on a monthly basis in advance and recorded as earned on a monthly basis.

Marketing support is revenue generated for providing marketing services for certain product companies. The amount of the marketing fee can be based on a stated percentage of new purchases and/or assets under management.

Financial plan processing revenue is received from an affiliated company for plan processing services. Revenue is recorded when the service is completed.

Mortgage revenue is recognized when mortgages are closed. The company acts as a mortgage broker to clients and earns commissions and fees when the mortgage closes.

Concentrations
The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2020, 93% of commission revenue was from four product providers and 95% of marketing support revenue was from four product providers.

Income Tax Allocation from Parent
The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an income tax allocation from the parent to the Company for its proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (Income tax allocation from parent) is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

■ NOTES TO FINANCIAL STATEMENTS

The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses, which has no significant impact on the company's financial statements.

Leases

Hantz Financial Services has an obligation as a lessee for office space. The company classifies this lease as an operating lease. The lease is for five years with a renewal term of five years. The company is reasonably certain to renew the option so it was included in determining the right-of-use-asset value. The lease requires the company to pay for their proportionate share of the buildings operating expenses. These payments are not included in the lease payments and were not used to determine the lease liability and are recognized as variable costs when incurred.

Year Ending December 31	Total HFS Non-Cancelable Operating Leases
2021	76,255
2022	76,255
2023	81,975
2024	81,975
2025	81,975
2026 - 2027	163,950

Total payments due $562,385

The total lease payments are $562,385. The present value of the total lease payments discounted at 4.75% is the lease liability of $476,471.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $3,468,448 during 2020. The Company was also allocated $2,034,291 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. Total expense incurred in connection with these technology charges was $1,865,404 during 2020. The Company also leases office space under various short term

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net short term rental expense on operating leases from related parties was $1,514,750.

The Company received revenue for plan processing services provided to an affiliate. In 2020, the revenue was $1,630,240 for these services.

Taxes payable of $265,470 is payable to the parent. No interest is charged on the $105 due to affiliate balance which is due on demand and expected to be paid in 2021.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $236,174 at December 31, 2020, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $17,997,586 which was $17,761,412 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 0.20 to 1 as of December 31, 2020.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan in 2020.

5. INCOME TAX ALLOCATION FROM PARENT

The income tax allocation from parent consists of the following components for the year ended December 31, 2020:

Current federal provision	$ 5,419,800
Deferred federal provision	(12,448)
Total federal income tax provision	5,407,352
Current state provision	1,421,796
Deferred state provision	(2,444)
Total state income tax provision	1,419,352
Income tax allocation from parent	$6,826,704

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2020:

Deferred tax asset	$ 65,304
Deferred tax liability	0
Net deferred tax Asset	$ **65,304**

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2020, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The company has evaluated events that occurred subsequent to year-end through February 19, 2021 the date the financial statements were issued, to determine whether events required recognition or disclosure in the 2020 financial statements as required by authoritative guidance.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

▮COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Net capital	
Total stockholder's equity	$ 21,953,178
Deductions	
Non-allowable assets	
Commissions and marketing support receivables greater than 30 days	$ 3,497,059
Note receivable, employee	392,339
Other assets - Due from affiliate	890
Deferred income tax asset	65,304
Total deductions	3,955,592
Net capital	$ 17,997,586
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 3,028,920
Accounts payable, accrued expenses, and amounts due to clearing organizations	513,683
Total aggregate indebtedness	$ 3,542,603
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 236,174
Excess net capital	$ 17,761,412
Excess net capital at 1000%	$ 17,643,326
Ratio of aggregate indebtedness to net capital	0.20:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 17,997,586
Net capital, per above	$ 17,997,586

Note: There were no material differences between this schedule
and the company's unaudited FOCUS report filed
January 27, 2021



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hantz Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hantz Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc. stated that Hantz Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 19, 2021





HANTZ FINANCIAL SERVICES, INC.

26200 AMERICAN DRIVE
SOUTHFIELD, MI 48034

HANTZFINANCIAL®

HANTZ FINANCIAL SERVICES, INC.

EXEMPTION REPORT

February 19, 2021

Hantz Financial Services, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. paragraph 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. paragraph 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3-3 (k)(2): (i) and (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. paragraph 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hantz Financial Services, Inc.
I, Renee Yaroch, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Renee Yaroch, Chief Financial Officer

2-19-2021

Date